Exhibit 99.3

BELL CANADA

CONSENT AND PROXY FORM

10% DEBENTURES, SERIES EH, DUE NOVEMBER 15, 2041

9.7% DEBENTURES, SERIES EJ, DUE DECEMBER 15, 2032 (CUSIP: 078149DK4)

9.25% DEBENTURES, SERIES EO, DUE MAY 15, 2053 (CUSIP: 078149DN8)

10% DEBENTURES, SERIES EU, DUE DECEMBER 1, 2054 (CUSIP: 078149DR9)

7% DEBENTURES, SERIES EZ, DUE SEPTEMBER 24, 2027 (CUSIP: 078149DW8)

Pursuant to the Consent and Proxy Solicitation Statement dated September 29, 2021

Proxies for the Meeting to be held on November 12, 2021 if the Consent Solicitation does not achieve the requisite approval threshold

This Consent and Proxy Form is delivered with the accompanying Consent and Proxy Solicitation Statement of Bell Canada (“Bell Canada” or the “Company”) dated September 29, 2021 (as it may be amended or supplemented, the “Solicitation Statement”). Bell Canada is separately but concurrently soliciting written consents (the “Consent Solicitation”) and proxies (the “Proxy Solicitation” and, together with the Consent Solicitation, the “Solicitation”) whereby holders of the outstanding senior, unsecured debentures issued under the 1976 Indenture (as defined below) (collectively referred to herein as the “Debentures”) are asked to consider an extraordinary resolution (the “Extraordinary Resolution”), the full text of which is set forth as Exhibit A to the Solicitation Statement, to approve certain proposed amendments (“Proposed Amendments”) described in the Solicitation Statement to the trust indenture dated as of July 1, 1976, as amended or supplemented from time to time (the “1976 Indenture”), among Bell Canada, BCE Inc. (“BCE”), as guarantor (by way of supplemental indenture dated as of February 1, 2007), and BNY Trust Company of Canada – Compagnie Trust BNY Canada as successor to CIBC Mellon Trust Company – Compagnie Trust CIBC Mellon, as trustee (the “Trustee”), and to authorize Bell Canada, at its option, and the Trustee to enter into a supplemental indenture (the “Supplemental Indenture”) to give effect to the Proposed Amendments, all subject to the terms and conditions set forth in the accompanying Solicitation Statement.

Capitalized terms used and not defined herein are as defined in the Solicitation Statement, including in the Glossary of Terms therein.

In addition to the Consent Solicitation, Bell Canada is, pursuant to the Proxy Solicitation, soliciting proxies in connection with a special meeting of holders of Debentures, voting as a single class, to be held, if the Consent Solicitation does not achieve the requisite approval threshold as set out below, in a virtual-only live webcast format accessible at BCE.ca/DebentureholderMeeting2021, and at BCE.ca/Assembleedetenteursdebentures2021, at 10:00 a.m. (Eastern time) on November 12, 2021 (the “Meeting”), unless adjourned, postponed or earlier cancelled. If the Meeting proceeds, holders of Debentures will be asked to consider and, if thought advisable, to pass, with or without alteration or modification, the Extraordinary Resolution to authorize the Proposed Amendments, and to authorize Bell Canada, at its option, and the Trustee to enter into the Supplemental Indenture to give effect to the Proposed Amendments, and to transact such further or other business as may properly come before the Meeting or any postponement or adjournment thereof.

If Debentureholders representing not less than 66 2/3% of the principal amount of all outstanding Debentures have delivered valid consents and proxies CONSENTING TO and VOTING FOR the approval of the Extraordinary Resolution by the Proxy Cut-Off Time (and have not validly revoked such consents and proxies), the Extraordinary Resolution will be passed by the written consent of the Debentureholders and the Meeting will be cancelled.

Consent and Voting

The undersigned Debentureholder or proxyholder thereof:

MARK ONLY ONE OF THE FOLLOWING BOXES

☐	CONSENTS TO/VOTES FOR

☐	WITHHOLDS CONSENT FROM/VOTES AGAINST

the Extraordinary Resolution approving the Proposed Amendments, as more particularly described in the Solicitation Statement, with respect to the principal amount of Debentures set forth herein. The full text of the Extraordinary Resolution is set forth in Exhibit A to the Solicitation Statement.

If a registered Debentureholder or proxy thereof submits a consent and proxy form that does not specify whether such Debentures are to consent to or withhold consent from, or be voted for or against the Extraordinary Resolution, they will be deemed to CONSENT TO and the proxyholder will VOTE FOR the Extraordinary Resolution.

Each holder of Debentures will have one vote in respect of each $1,000 principal amount of Debentures that such holder holds as of the close of business on September 15, 2021 (the “Record Date”).

The Meeting

If the Consent Solicitation does not achieve the requisite 66 2/3% approval threshold at the Proxy Cut-Off Time, it is expected that the Meeting will proceed as outlined in the Solicitation Statement.

If the Meeting proceeds, the applicable Debentures will be voted as directed in the spaces provided above or, if no direction is given, will be voted FOR the Extraordinary Resolution at the Meeting as detailed below. The undersigned hereby appoints Curtis Millen, Senior Vice-President, Corporate Strategy and Treasurer of Bell Canada or, failing him, Martin Cossette, Vice-President, Legal and Corporate Secretary of Bell Canada or, failing both of them, Eleanor Marshall, Vice- President, Finance and Assistant Treasurer of Bell Canada, or instead of any of the foregoing,                                                                          , as proxy to represent, attend, vote and act on behalf of the undersigned in respect of any matter that may come before the Meeting, and at any adjournment or postponement thereof. The undersigned has the right to appoint a person, who need not be a Debentureholder, to attend and to act for and on their behalf at the Meeting, and at any adjournment or postponement thereof, other than the persons designated above. To appoint a person to attend and vote at the Meeting other than the persons designated above, please contact your CDS Participant prior to the Proxy Cut-Off Time or earlier applicable deadline. The undersigned hereby confers upon the person(s) named herein discretionary authority with respect to amendments or variations to matters outlined above (as identified in the accompanying Solicitation Statement) and with respect to other matters that may properly come before the Meeting. Without restricting the general authorization and power hereby conferred, the designee named above is specifically instructed to vote the Debentures to which this Consent and Proxy Form relates as indicated above.

Assuming the approval of the Extraordinary Resolution pursuant to the Consent Solicitation or at the Meeting and the effectiveness of the Supplemental Indenture to give effect to the Proposed Amendments, Debentureholders who respond (and, for beneficial holders who instruct their applicable CDS Participant through the CDSX system) in writing by submission by or on their behalf of a consent and proxy form to consent to or withhold consent from, or to vote in favour of or against, the Extraordinary Resolution will receive payment of the Fee of $0.50 for each $1,000 principal amount of Debentures held as of the Record Date. This payment will be made to all such responding holders of Debentures, whether they consent to or withhold consent from, or vote in favour of or against, the Proposed

Amendments. Debentureholders who do not respond to this Solicitation will not receive payment of such Fee even though the Supplemental Indenture will be binding on them if it becomes effective.

By completing and delivering this Consent and Proxy Form, the undersigned hereby revokes any Consent and Proxy Form previously given for the purposes of the Consent Solicitation and the Meeting in respect of the applicable Debentures.

The terms of the Solicitation set forth in the Solicitation Statement are incorporated herein by reference and form part of the terms and conditions of this Consent and Proxy Form. The Proposed Amendments will become effective with respect to the Debentures only upon the execution of the Supplemental Indenture by all parties thereto. Notwithstanding any other provision of the Solicitation, the Company may terminate the Solicitation at any time prior to the execution of the Supplemental Indenture. If the requisite approval set out in the Solicitation Statement is obtained and the Company determines to proceed with the Proposed Amendments, then the Supplemental Indenture will be executed by the Company, BCE and the Trustee, and the Proposed Amendments will become binding upon all Debentureholders as of the date of such execution, including non-consenting and non-voting holders, and all subsequent holders will be bound by the Proposed Amendments. Failure to complete and return a Consent and Proxy Form will have the effect of not consenting to the Proposed Amendments and withholding votes in respect of the Extraordinary Resolution.

The Solicitation is made on behalf of management of Bell Canada.

Please read and refer to the “Instructions and Important Notes” attached to this Consent and Proxy Form.

The undersigned must specify in the table below the aggregate principal amount and series of the Debentures to which this Consent and Proxy Form relates.

DATED this                              day of                                 , 2021

Signature of Authorized Signatory:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address:

Dated:

Name of registered Debentureholder or applicable proxyholder thereof (including CDS
Participant, where applicable):

(Please Print)

CDS Participant Number (where applicable):

Address:

(including Postal Code)

Area Code and Telephone No. ( )

Email:

DEBENTURE DETAILS

Description of Debentures and CUSIPs (if applicable)

(if more space is required, please attach a separate sheet hereto)

DESCRIPTION OF DEBENTURES TO WHICH CONSENT AND PROXY IS GIVEN
CUSIP No. of Debentures (if applicable)	Description of Debentures	Aggregate Principal Amount Held	Total Principal Amount With Respect to Which Consent and Proxy are Delivered (if less than all)	Amount Consented / Voted FOR	Amount Consent WITHHELD / Voted AGAINST
10% DEBENTURES, SERIES EH, DUE NOVEMBER 15, 2041
078149DK4	9.7% DEBENTURES, SERIES EJ, DUE DECEMBER 15, 2032
078149DN8	9.25% DEBENTURES, SERIES EO, DUE MAY 15, 2053
078149DR9	10% DEBENTURES, SERIES EU, DUE DECEMBER 1, 2054
078149DW8	7% DEBENTURES, SERIES EZ, DUE SEPTEMBER 24, 2027

Payment Instructions for Fee (Registered Holders only if applicable)

If your Debentures are not held via CDS, please provide the following information to receive your Fee payment. This is only applicable to Registered Holders who hold their Debentures directly.

Payee Name:

Payee Address:

                            (Please Print)

INSTRUCTIONS AND IMPORTANT NOTES

This Consent and Proxy Form should be read in conjunction with the Solicitation Statement and any other accompanying documentation provided by the Company.

Deposit and Delivery

For registered Debentureholders or their proxies to provide consent instructions or vote at the Meeting, this Consent and Proxy Form must be executed and received by Bell Canada’s Tabulation Agent at the email indicated on the back of this form no later than 4:00 p.m. (Eastern time) on November 8, 2021 (the “Proxy Cut-Off Time”). Debentureholders or their proxies who submit this Consent and Proxy Form prior to the Proxy Cut-Off Time consent to or withhold consent from, and vote for or against, the Extraordinary Resolution, in accordance with the directions provided herein. As outlined in the Solicitation Statement, Bell Canada reserves the right to extend the Proxy Cut-Off Time in its sole discretion and, if the Meeting is adjourned or postponed, the Proxy Cut-Off Time shall be 48 hours (excluding Saturdays, Sundays and holidays observed in Toronto, Ontario and Montreal, Québec) before the time for holding such adjourned or postponed Meeting. Bell Canada and Bell Canada’s Tabulation Agent reserve the right to waive the Proxy Cut-Off Time and accept and treat as valid those Consent and Proxy Forms received after the Proxy Cut-Off Time for the purpose of the Solicitation and the Meeting.

Representations and Warranties

The signatory hereof hereby represents and warrants that such signatory has full power and authority to deliver this Consent and Proxy Form in its own capacity or for and on behalf of the Debentureholder(s) for which this Consent and Proxy Form pertains, as applicable, and that the written consent and vote contained in this Consent and Proxy Form will constitute a binding agreement between such person(s) and the Company.

Date and Signing

If the Debentures are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this Consent and Proxy Form. If you are voting and consenting on behalf of a corporation or another individual, you must sign this Consent and Proxy Form with your signing capacity stated, and you may be required to provide documentation evidencing your power to sign this Consent and Proxy Form.

If this Consent and Proxy Form is not dated, it will be deemed to bear the date on which it is sent by Bell Canada to the Debentureholder. If this Consent and Proxy Form is executed by an authorized CDS Participant, such CDS Participant should execute this Consent and Proxy Form EXACTLY as its name appears on the CDS position listing, and provide an institution stamp, Medallion stamp or a Certificate of Authorized Signatories.

Beneficial Holders of Debentures and CDS Participants

Based on the register of Debentures maintained by the Trustee, all of the Series EO and EU Debentures, and the majority of the Series EJ and EZ Debentures, are held through a “book-entry” system under which such Debentures are evidenced by global certificates that are registered in the name of CDS, with the balance of the Series EJ and EZ Debentures, and all of the Series EH Debentures, being directly registered in the name of certain individual or other holders. Please contact the Information Agent if you are unsure whether you are a registered Debentureholder.

Only registered Debentureholders as of the Record Date (being September 15, 2021), or the persons they appoint as their proxyholders, have the right to provide or withhold consent as part of the Consent Solicitation (or to vote at the Meeting), or to appoint or revoke a proxy. For those Debentures that are held through CDS or another registered holder, that registered holder or its duly appointed proxyholders, may only consent or withhold consent or vote the Debentures in accordance with instructions received from the beneficial Debentureholders. Beneficial Debentureholders as of the Record Date wishing to make an election to consent or withhold consent as part of the Consent Solicitation or to have their Debentures voted at the Meeting must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX, in sufficient time (as determined by their broker or other intermediary through which they hold their Debentures, which may be prior to the Proxy Cut-Off Time) prior to the deadline for providing elections with respect to consent as part of the Consent Solicitation or for depositing proxies and voting instructions for the Meeting.

Beneficial Debentureholders may direct their CDS Participant to make an election to consent or withhold consent and vote through CDSX prior to the deadline. However, the completed and executed consent and proxy form must also be returned to the Tabulation Agent by the registered Debentureholder or those CDS Participants designated as proxies of the registered Debentureholder, if and as applicable, even when a direction or an election is made through CDSX. Instructions and directions submitted through CDSX will constitute an instruction and direction to the registered holder of the applicable Debentures, or its proxyholder (where applicable), to complete, execute and deliver a consent and proxy form as so instructed and directed, and to receive payment of any Fee through CDSX.

Transfers of Debentures

If a person purchases Debentures after the Record Date and the Debentureholder of such Debentures as of the Record Date previously delivered a valid Consent and Proxy Form (or thereafter delivers a valid Consent and Proxy Form), such Consent and Proxy Form of the Debentureholder as of the Record Date, and not the subsequent holder, will be eligible for acceptance by the Tabulation Agent if it was (or is) validly submitted. A transfer of Debentures after the Record Date will not, in and of itself, have the effect of revoking any Consent and Proxy Form that had been previously validly executed, completed and delivered by a Debentureholder of such Debentures.

Additional Information

If you have any questions or need assistance, please contact the Solicitation Agent, BMO Nesbitt Burns Inc., or the Information Agent, D.F. King Canada, now part of TMX Group, as indicated on the back of this Consent and Proxy Form. Questions concerning the terms of the Solicitation should be directed to the Information Agent or the Solicitation Agent. Completed Consent and Proxy Forms must be returned to Bell Canada’s Tabulation Agent at the address indicated below.

Disclaimer

The Trustee will not be involved in tabulating the results of the Meeting, including verifying the holdings of Debentureholders and validating proxies. Further, the Trustee will not be responsible for organizing or running the Meeting. Debentureholders acknowledge that the Trustee is not liable for any damages incurred in connection with calling, holding and convening the Meeting including, but not limited to, any electronic software or hardware used for conducting the Meeting, and understand and consent to the process for attending and voting at the Meeting as set out in the Solicitation Statement.

It is the responsibility of Debentureholders to ensure that they have a stable connection to participate in the virtual-only Meeting and no party is liable if a Debentureholder is unable to dial-in or otherwise connect through the Internet.

Bell Canada’s Tabulation Agent for the Solicitation and the Meeting is:

TSX Trust Company

By Email (preferred method)

E-mail: proxyvote@astfinancial.com

By Mail

P.O. Box 721

Agincourt, Ontario M1S 0A1

Attention: Proxy Department

By Hand or by Courier

1 Toronto Street

Suite 1200

Toronto, Ontario M5C 2V6

If You Have Any Questions or Require Any Assistance In Executing Your Consent and Proxy Form,

Please Call Our Information Agent, D.F. King Canada:

North American Toll Free Number:

1-866-822-1244

Outside North America, Banks, Brokers and Collect Calls: 1-416-682-3825

Email: inquiries@dfking.com

A Debentureholder may also contact the Solicitation Agent via email at the email address set forth below, or such Debentureholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation and the Meeting

The Solicitation Agent for the Solicitation and the Meeting is:

BMO Nesbitt Burns Inc.

Attention: Syndication

Phone: 1-416-359-6359

Email: DCMCADSyndicateDesk@bmo.com